SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 11-K

                                ----------------

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2004

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the transition period from _____________ to ______________

                        --------------------------------

                          COMMISSION FILE NUMBER 1-7657

                        --------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          LEHMAN BROTHERS HOLDINGS INC.
                               745 Seventh Avenue
                               NEW YORK, NY 10019

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Lehman Brothers Savings Plan

Years Ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

                          Lehman Brothers Savings Plan

                              Financial Statements
                            and Supplemental Schedule



                     Years Ended December 31, 2004 and 2003




                                    Contents

Report of Independent Registered Public Accounting Firm.....................  1

Financial Statements

Statements of Net Assets Available for Benefits.............................  2
Statements of Changes in Net Assets Available for Benefits..................  3
Notes to Financial Statements...............................................  4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets Held at End of Year............... 11

             Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan sponsor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan sponsor's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP

June 23, 2005

                          Lehman Brothers Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                                        2004             2003
                                                    ----------------------------
                                                           (in thousands)

Assets
Investments, at fair value                          $ 1,376,184       $  700,381
Participant loans                                         9,733            7,507
Other receivables                                         3,168            2,122
                                                    ----------------------------
Total assets                                          1,389,085          710,010

Liabilities
Accrued and other liabilities                               169               56
                                                    ----------------------------
Net assets available for benefits                   $ 1,388,916       $  709,954
                                                    ============================



See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                        Years Ended December 31,
                                                         2004           2003
                                                     ---------------------------
                                                            (in thousands)
Investment income:
  Interest and dividends                             $    20,756    $    15,746
  Net realized and unrealized appreciation
   in fair value of investments                          158,394        116,825
                                                     --------------------------
                                                         179,150        132,571

Contributions:
  Employer                                                 3,751          2,122
  Participants                                            69,351         52,885
  Rollovers                                               11,201          5,446
                                                     --------------------------
                                                          84,303         60,453

Transfers in from other Plans:
Neuberger Berman Pension and Profit Sharing
  Plans                                                  472,248           --
                                                     --------------------------
                                                         472,248           --

Administrative fees                                         (403)          (334)
Participant withdrawals                                  (56,336)       (32,083)
                                                     --------------------------
                                                         (56,739)       (32,417)

Net increase                                             678,962        160,607
Net assets available for benefits,
  beginning of year                                      709,954        549,347

                                                     --------------------------
Net assets available for benefits, end of year       $ 1,388,916    $   709,954
                                                     ==========================



See Notes to Financial Statements.

                          Lehman Brothers Savings Plan

                                December 31, 2004

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984 and was most recently restated on June 14, 2004. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to participate in the Plan as soon as administratively possible following their date of employment.

The Neuberger Berman, LLC Profit Sharing Plan and the Neuberger Berman, LLC Pension Plan were merged into the Plan, effective June 14, 2004.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A complete description of the Plan is contained in the Plan document available to all participants from the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee (the "Plan Administrator").

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifty percent of eligible compensation, as defined in the Plan document. The Company may make a contribution, in Lehman stock or cash, on behalf of eligible participants who have 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

     1. Participants with annual compensation below $37,800 per year, who are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople, will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of their pre-tax contributions.

     2. Participants with annual compensation between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $37,800 per year.

     3. Company contributions are not made for participants with annual compensation in excess of $100,000 per year.

For the 2004 and 2003 plan years, Company contributions were made in cash, which was invested in the Lehman Brothers Common Stock Fund.

                          Lehman Brothers Savings Plan

                                December 31, 2004


1. Description of the Plan (continued)

Participant's pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the "Code"), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $13,000 for 2004 and $12,000 for 2003. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan. Any participant who is at least 50 years old as of December 31 of any plan year may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document, as Catch-Up contributions. The maximum limitation for Catch-Up contributions was $3,000 for 2004 and $2,000 for 2003.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Valuation of Participant Accounts

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals and loans. The periodic allocation of investment experience is based upon the participant's beneficial interest in each of the investment funds on the valuation date.

Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund ("Lehman Fund"). Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

                          Lehman Brothers Savings Plan

                                December 31, 2004


1. Description of the Plan (continued)

Investments (continued)

The following table presents the fair value of investments held by the Plan at December 31, 2004 and 2003, respectively:


                                                                           December 31,
                                                                         2004         2003
                                                                     -----------------------
                                                                          (in thousands)
Investments, at fair value:
  Mutual Funds                                                       $1,036,631   $  403,440
  Stable Value Fund                                                     187,656      157,882
  Lehman Brothers Holdings Inc. Common Stock                            111,757      100,655
  American Express Company Common Stock                                  40,138       38,402
  Self Directed Accounts                                                      2            2
                                                                     -----------------------
Total                                                                $1,376,184   $  700,381
                                                                     =======================

The following table presents the net appreciation in fair value of investments held by the Plan at December 31, 2004 and 2003, respectively:


                                                                      Years Ended December 31,
                                                                         2004         2003
                                                                     -----------------------
                                                                          (in thousands)

       Net appreciation in fair value of investments:
        Mutual Funds                                                 $  138,628   $   74,167
        Lehman Brothers Holdings Inc. Common Stock                       13,847       32,284
        American Express Company Common Stock                             5,919       10,374
                                                                     -----------------------
     Total                                                           $  158,394   $  116,825
                                                                     =======================

                          Lehman Brothers Savings Plan

                                December 31, 2004


1. Description of the Plan (continued)

Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at the end of 2004 and 2003:

                Funds                                  Fair Value
                                                     at December 31,
                                                   2004            2003
                                               --------------------------
                                                      (in thousands)

Neuberger Berman Value Equity                    $  476,962     $       -
Lehman Brothers Holdings Inc. Common Stock          111,757       100,655
Vanguard Institutional Index                        107,479        92,375
Fidelity Large-Cap Stock                             77,185        76,340
Putnam International Equity A                             *        37,427
American Express Company Common Stock Fund                *        38,402

* - Investment was less than 5% of the net assets available for benefits


Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Employee Benefit Plans Committee of the Company. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10% tax imposed by the Code. If a participant's employment with the Company terminates for a reason other than death, the participant may receive his distribution in one or more payments at such time and such amount as he elects from time to time, provided that partial distributions must be at least $1,000 and distribution must in all events begin after attainment of age 70-1/2. If a participant's account does not exceed $5,000, payment will be made automatically after termination in an immediate lump sum. Upon death, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment, but the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $5,000.

                          Lehman Brothers Savings Plan

                                December 31, 2004


1. Description of the Plan (continued)

Vesting

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Participant Loans Receivable

Participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by one half of the balance in the participant's accounts and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly, semi-monthly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants who terminate with outstanding loan balances have 90 days following termination of employment to repay the loan. Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2004 and 2003, $624,343 and $694,980, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

                          Lehman Brothers Savings Plan

                                December 31, 2004


2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year. Investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year. Short-term investments are valued at cost plus accrued interest, which approximate fair value. Deposits with insurance companies in connection with contracts which are fully benefit-responsive, are valued at cost plus accrued interest. Fair value of such contracts approximated $190,665,000 and $163,534,000 as of December 31, 2004 and December 31, 2005,
respectively. Interest rates on such contracts reset on a quarterly basis and yields averaged 4.30% and 4.82% for 2004 and 2003, respectively. As of December 31, 2004 and December 31, 2003, the crediting interest rates were 4.38% and 4.33%, respectively. The Funds' investments in such contracts are guaranteed by the insurer as to principal plus interest. No valuation reserves were recorded by the Plan in 2004 and 2003.

Unpriced securities are generally not traded on any public exchange and are valued at $0.

Purchase and sales of securities are reflected on a trade-date basis.

Dividend and Interest Income

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Third Party Administrative Fees

Fidelity Management Trust Company holds the investments of the Plan and performs record keeping for the Plan. Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2004 and 2003, the Plan was charged $403,370 and $335,784 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

                          Lehman Brothers Savings Plan

                                December 31, 2004


4. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5. Subsequent Events

The Plan was amended on February 16, 2005 to discontinue the American Express Stock Fund, effective January 31, 2007. Furthermore, the Plan was also amended to make any direct transfer of assets from the American Express Stock Fund into the Lehman Fund exempt from any Plan provision that limits transfers into the Lehman Fund.

The Plan was amended on March 2, 2005 to provide past service credit to anyone employed by SIB Mortgage Corp. on February 29, 2004 who became an employee of the Company on March 1, 2004 and remained employed by a participating affiliate of the Company on December 31, 2004.

The Plan was also amended on March 2, 2005 to provide past service credit to anyone employed by CNL Commercial Finance, Inc. on December 17, 2004 who became an employee of the Company on December 18, 2004.

                              Supplemental Schedule

                                                               EIN: #13-3216325
                                                                      Plan #003

                          Lehman Brothers Savings Plan

          Schedule H, Line 4(i)--Schedule of Assets Held at End of Year

                                December 31, 2004


                                                                    Par Value/     Current Value
                                                                    Number of       at December
                                                                     Shares          31, 2004
                                                                -----------------------------------
Stable Value Fund
Bank of America
   Contract #04-009                                                39,823,147        39,823,147
ING Life Insurance and Annuity Co.
   Contract # 60014                                                39,818,746        39,818,746
JPMorgan Chase Bank
   Contract # 431429                                               39,821,065        39,821,065
State Street Bank & Trust
   Contract # 104006                                               38,866,595        38,866,595
UBS AG
   Contract # 5186                                                 25,701,998        25,701,998
Fidelity Management Trust Co. (a)
   Contract # GDLE                                                  3,624,843         3,624,844
                                                                                 ------------------
                                                                                    187,656,395
Stock Funds
American Express Company Common Stock                               3,353,210.245    40,137,927
Lehman Brothers Holdings Inc. Common Stock (a)                     10,234,173.864   111,757,179
                                                                                 ------------------
                                                                                    151,895,106
Mutual Funds
Fidelity Select Computers (a)                                           9,227.836       324,358
Fidelity Select Electronics (a)                                        30,861.523     1,165,948
Fidelity Equity Income (a)                                            121,118.995     6,392,661
Fidelity Select Software (a)                                           21,302.126     1,117,723
Fidelity Capital and Income (a)                                     3,956,581.908    33,512,249
Fidelity Select Biotech (a)                                            52,926.338     3,051,203
Fidelity Select Healthcare (a)                                         36,030.594     4,615,159
Fidelity Select Technology (a)                                         45,775.372     2,755,220
Fidelity Select Telecomm (a)                                           23,790.745       884,302
Fidelity Asset Manager (a)                                          1,306,668.028    21,181,089
Fidelity Low Price Stock (a)                                          851,161.715    34,259,259
Fidelity Diversified International (a)                              1,620,597.138    46,413,902
Fidelity Large-Cap Stock (a)                                        5,279,404.762    77,184,898
Fidelity Freedom 2010 (a)                                             101,384.743     1,380,860
Fidelity Freedom 2020 (a)                                             240,928.436     3,363,361
Fidelity Freedom 2030 (a)                                             209,922.693     2,955,712
Fidelity Select Developing Comm (a)                                    36,578.528       707,063
Fidelity US Bond Index (a)                                          3,042,953.417    33,898,501

                                                               EIN: #13-3216325
                                                                      Plan #003


                          Lehman Brothers Savings Plan

          Schedule H, Line 4(i)--Schedule of Assets Held At End of Year
                                   (continued)

                                December 31, 2004


                                                                  Par Value/   Current Value
                                                                  Number of     at December
                                                                   Shares        31, 2004
                                                                -----------------------------

Mutual Funds (continued)
Fidelity Freedom 2040 (a)                                         210,255.363   $ 1,738,812
NB Partners Invt (a)                                              374,119.859     9,386,667
Pimco Emerging Co Is                                              265,537.280     6,152,499
Pimco TOT Return Adm                                            1,410,154.364    15,046,347
Drey Fndrs Discvry F                                               24,344.497       700,391
NB Genesis Trust (a)                                                    0.000             0
NB Genesis Inv (a)                                                767,781.536    22,910,601
Strong Opportunity                                                      0.000             0
Templeton Dev Mkts A                                              260,549.849     4,825,383
Janus Adv Wrldwide I                                                    0.000             0
Calamos Growth                                                    586,619.736    31,079,114
Vanguard Institutional Index                                      970,819.032   107,479,375
LB 10 Uncommon Val (a)                                          1,370,906.179    17,369,381
Putnam International Equity A                                           0.000             0
NB Fasciano Invt (a)                                              137,138.141     5,877,741
MFS Value Fund A                                                  121,748.442     2,817,259
Vanguard Tot Stk Mkt Adm                                          342,727.088     9,860,258
Hartford Cap App IA                                               104,639.985     5,591,097
TRP Mid Cap Value                                                 611,610.386    14,060,923
NB High Inc Bond Inv (a)                                          507,383.124     4,825,214
American Cap World G&I R4                                         113,420.006     3,840,401
Neuberger Focus Inv (a)                                           292,282.274    10,995,659
NB International Inv (a)                                          435,240.649     7,921,380
NB Socially Responsible Inv (a)                                    92,632.942     2,027,735
NB Value Equity (a)                                            10,597,262.060   476,961,571
                                                                             ------------------
                                                                              1,036,631,276

Self Directed Accounts
Monte Carlo Corp. *                                                 1,000                 -
Omnimax Inc. *                                                      2,000                 -
Paratech International Inc. *                                       4,000                 -
Buscemi's Intl Inc/New  *                                              20                 -
Westmore Intl Inc. *                                                  500                 -
Strips-Tint-05/15/2008                                              2,000             1,788
First Capital Holdings Corp. *                                        100                 -
Access International Education Ltd.                                    80                 8
Xebec *                                                               700                 -
                                                                             ------------------
                                                                                      1,796

Total Investments before Loan Account                                           1,376,184,573
                                                                             ------------------

Loan Account                                                                      9,732,630
                                                                             ------------------
Total Investments                                                             $ 1,385,917,203
                                                                             ==================

* Unpriced Securities, valued at zero
(a) Indicates party-in-interest to the Plan

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LEHMAN BROTHERS SAVINGS PLAN



                                             By: /s/ Wendy M. Uvino
                                                ------------------------------
                                               Wendy M. Uvino
                                               Chairperson
                                               Lehman Brothers Holdings Inc.
                                               Employee Benefit Plans Committee

June 28, 2005

                                  EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------

23                 Consent of Independent Auditors